Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279920

Prospectus

ALZAMEND NEURO, INC.

125,000,000 Shares of Common Stock

This prospectus relates to the resale of up to 125,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Alzamend Neuro, Inc. (“we,” “us,” “our” or the “Company”), by Orchid Finance LLC (the “Selling Stockholder”), including (i) 105,000,000 shares of Common Stock (the “Conversion Shares”) to be issued upon the conversion of shares of Series A Convertible Preferred Stock (the “Preferred Shares”), including PIK Shares (as hereinafter defined) and (ii) 20,000,000 shares of Common Stock (the “Warrant Shares”) to be issued upon the exercise of warrants (the “Warrants”) that may be issued pursuant to the Securities Purchase Agreement we entered into with the Selling Stockholder (the “Purchase Agreement”) on May 8, 2024 (the “Execution Date”). We are registering the shares for resale pursuant to such stockholders’ registration rights under a securities purchase agreement and a registration rights agreement between us and such stockholders.

Pursuant to the Purchase Agreement, the Selling Stockholder has committed to purchase from us, subject to stockholder approval, (i) up to 2,500 Preferred Shares, excluding any such Preferred Shares that may be issuable, at the Selling Stockholder’s discretion, as dividends (the “PIK Shares”), and (ii) Warrants to purchase an aggregate of up to 20,000,000 Warrant Shares. For additional information, see “Private Placement” beginning on page 8 of this prospectus.

Subject to any applicable contractual restrictions, the Selling Stockholder may sell or otherwise dispose of the shares of our Common Stock included in this prospectus in a number of different ways and at varying prices. See the section titled “Plan of Distribution” for more information about how the Selling Stockholder may sell or otherwise dispose of the Common Stock being offered in this prospectus. The Selling Stockholder may sell some, all or none of the shares being offered for resale in this offering.

We are not selling any shares of our Common Stock under this prospectus and will not receive any of the proceeds from the sale of the shares of our Common Stock owned by the Selling Stockholder, provided, that we would receive certain proceeds in the event that the Selling Stockholder elects to exercise its Warrants. For additional information, see “Use of Proceeds” beginning on page 11 of this prospectus and “Selling Stockholder” beginning on page 13 of this prospectus.

The Selling Stockholder may sell or otherwise dispose of the shares of our Common Stock included in this prospectus in a number of different ways and at varying prices. See the section titled “Plan of Distribution” for more information about how the Selling Stockholder may sell or otherwise dispose of the Common Stock being offered in this prospectus. The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

Our Common Stock trades on The Nasdaq Capital Market under the symbol “ALZN.” On July 9, 2024, the last reported sales price of the Common Stock, as reported by The Nasdaq Capital Market, was $0.44 per share.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in the Common Stock is highly speculative and involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 5 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the Common Stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 9, 2024

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. The Selling Stockholder may, from time to time, sell up to 125,000,000 shares of our Common Stock, as described in this prospectus. We will not receive any proceeds from the sale by the Selling Stockholder of the securities described in this prospectus, provided, that we would receive certain proceeds in the event that the Selling Stockholder elects to exercise its Warrants.

You should rely only on the information contained in this prospectus, any supplement to this prospectus or in any free writing prospectus, filed with the SEC. Neither we nor the Selling Stockholder have authorized anyone to provide you with additional information or information different from that contained in this prospectus, or any applicable prospectus supplement or any free writing prospectuses prepared by us or on our behalf and filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Selling Stockholder is offering to sell our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

We may also file a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part that may contain material information relating to the offering. The prospectus supplement or post-effective amendment, as the case may be, may add, update or change information contained in this prospectus with respect to the offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or post-effective amendment, you should rely on the prospectus supplement or post-effective amendment, as applicable. Before purchasing any shares of our Common Stock, you should carefully read this prospectus and any prospectus supplement and/or post-effective amendment, as applicable, together with the additional information described under “Where You Can Find More Information.”

For investors outside of the United States: Neither we nor the Selling Stockholder have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States.

This document includes trademarks, tradenames and service marks, certain of which belong to the Company and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this document appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that the Company will not assert its rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. The Company does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of the Company by, these other parties.

Unless the context indicates otherwise, references in this prospectus to the “Company,” “we,” “us,” “our” and similar terms refer to Alzamend Neuro, Inc. and its consolidated subsidiary.

MARKET AND INDUSTRY DATA

This prospectus contains estimates, projections, and other information concerning our industry and business, as well as data regarding market research, estimates, and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources which we paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this document. See “Cautionary Note Regarding Forward-Looking Statements.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement and the documents incorporated by reference in, of which this prospectus forms a part, contains forward-looking statements. All statements other than statements of historical fact contained herein, including statements regarding our business plans or strategies, projected or anticipated benefits or other consequences of our plans or strategies are forward-looking statements. Words such as “anticipates,” “assumes,” “believes,” “can,” “could,” “estimates,” “expects,” “forecasts,” “guides,” “intends,” “is confident that,” “may,” “plans,” “seeks,” “projects,” “targets,” and “would,” and their opposites and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will actually be achieved. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our need for substantial additional funding to finance our operations and complete development to seek FDA approval for AL001 and ALZN002 before commercialization;

•	our ability to effectively execute our business strategy;

•	our ability to manage our expansion, growth and operating expenses;

•	our ability to evaluate and measure our business, prospects and performance metrics;

•	our ability to compete and succeed in a highly competitive and evolving industry;

•	our ability to respond and adapt to changes in technology and customer behavior;

•	our ability to protect our intellectual property and to develop, maintain and enhance a strong brand;

•	our significant losses since inception and anticipation that we will continue to incur significant losses for the foreseeable future;

•	our reliance on licenses from a third party regarding our rights and development of AL001 and ALZN002;

•	our development of AL001 and ALZN002 never leading to a marketable product;

•	our product candidates not qualifying for expedited development, or if they do, not actually leading to a faster development or regulatory review or approval process;

•	our approach to targeting beta-amyloid plaque via ALZN002 being based on a novel therapeutic approach; and

•	the risk factors included in our most recent filings with the SEC, including, but not limited to, our Forms 10-K and 10-Q, which are incorporated by reference herein.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of the Company prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our Common Stock, you should read the entire prospectus carefully, including the section titled “Risk Factors” and our financial statements and related notes thereto included elsewhere in this prospectus.

Overview

We were incorporated on February 26, 2016, as Alzamend Neuro, Inc. under the laws of the State of Delaware. We were formed to acquire and commercialize patented intellectual property and know-how to prevent, treat and potentially cure the crippling and deadly Alzheimer’s. With our two product candidates, we aim to bring treatment or cures not only for Alzheimer’s, but also bipolar disorder (“BD”), major depressive disorder (“MDD”) and post-traumatic stress disorder (“PTSD”). Existing Alzheimer’s treatments only temporarily relieve symptoms but do not, to our knowledge, slow or halt the underlying worsening of the disease. We have developed a novel approach to combat Alzheimer’s through immunotherapy.

Plan of Operations

We intend to develop and commercialize therapeutics that are better than existing treatments and have the potential to significantly improve the lives of individuals afflicted by Alzheimer’s, BD, MDD and PTSD. To achieve these goals, we are pursuing the following key business strategies:

•	Advance clinical development of AL001 for Alzheimer’s, BD, MDD and PTSD treatment;

•	Advance clinical development of ALZN002 for Alzheimer’s treatment;

•	Expand our pipeline of pharmaceuticals to include additional indications for AL001 and delivery methods;

•	Focus on translational and functional endpoints to efficiently develop product candidates; and

•	Optimize the value of AL001 and ALZN002 in major markets.

Our pipeline consists of two novel therapeutic drug candidates:

•	AL001 - A patented ionic cocrystal technology delivering a therapeutic combination of lithium, salicylate and proline through three royalty-bearing exclusive worldwide licenses from the University of South Florida Research Foundation, Inc., as licensor (the “Licensor”); and

•	ALZN002 - A patented method using a mutant peptide sensitized cell as a cell-based therapeutic vaccine that seeks to restore the ability of a patient’s immunological system to combat Alzheimer’s through a royalty-bearing exclusive worldwide license from the Licensor.

Our most advanced product candidate (lead product) licensed and in clinical development in humans is AL001, an ionic cocrystal of lithium for the treatment of Alzheimer’s, BD, MDD and PTSD. Based on our preclinical data involving mice models, AL001 treatment prevented cognitive deficits, depression and irritability and is superior in improving associative learning and memory and irritability compared with lithium carbonate treatments, supporting the potential of this lithium formulation for the treatment of Alzheimer’s, BD, MDD and PTSD in humans. Lithium has been marketed for more than 35 years and human toxicology regarding lithium use has been well characterized, potentially mitigating the regulatory burden for safety data.

On May 5, 2022, we initiated a multiple-dose, steady-state, double-blind, ascending dose safety, tolerability, pharmacokinetic clinical trial of AL001 in patients with mild to moderate Alzheimer’s and healthy subjects. We completed the Phase IIA clinical trial patient dosing in March 2023 and announced positive topline data in June 2023.

We announced that we successfully identified a maximum tolerated dose (“MTD”) for development of AL001 from a multiple-ascending dose study as assessed by an independent safety review committee. This dose, providing lithium at a lithium carbonate equivalent dose of 240 mg 3-times daily (“TID”), is designed to be unlikely to require lithium therapeutic drug monitoring (“TDM”). Also, this MTD is risk mitigated for the purpose of treating fragile populations, such as Alzheimer’s patients.

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Lithium is a commonly prescribed drug for manic episodes in BD type 1 as well as maintenance therapy of BD in patients with a history of manic episodes. Lithium is also prescribed off-label for MDD, BD and treatment of PTSD, among other disorders. Lithium was the first mood stabilizer approved by the U.S. Food and Drug Administration (“FDA”) and is still a first-line treatment option (considered the “gold standard”) but is underutilized perhaps because of the need for TDM. Lithium was the first drug that required TDM by regulatory authorities in product labelling because the effective and safe range of therapeutic drug blood concentrations is narrow and well defined for treatment of BD when using lithium salts. Excursions above this range can be toxic, and below can impair effectiveness.

Based on the results from our Phase IIA MAD study, we plan to initiate two safety and efficacy clinical trials in subjects with mild to moderate dementia of the Alzheimer’s type. Additionally, we are investigating the potential of AL001 for patients suffering from BD, MDD and PTSD, and submitted Investigational New Drug (“IND”) applications to the FDA for these indications. The IND for BD was filed in August 2023 and we received a “study may proceed” letter from the FDA in September 2023. The IND for MDD was filed in October 2023 and we received a “study may proceed” letter from the FDA in November 2023. The IND for PTSD was filed in November 2023 and we received a “study may proceed” letter from the FDA in December 2023. We intend to initiate clinical trials at the MTD to determine relative increased lithium levels in the brain compared to a marketed lithium salt for BD, MDD and PTSD, based on published mouse studies that predict that lithium can be given at lower doses for equivalent therapeutic benefit when treating with AL001. For example, the goal is to replace a 300 mg TID lithium carbonate dose for treatment of BD with a 240 mg TID AL001 lithium equivalent, which represents a daily decrease of 20% of lithium given to a patient. We anticipate beginning Phase II studies for the additional indications after we have obtained the necessary financing for the trials and payment to Phase IIA MAD study vendor for the final reports of that study.

We submitted a pre-IND meeting request for ALZN002 and supporting briefing documents to the Center for Biological Evaluation and Research of the FDA on July 30, 2021. We received a written response relating to the pre-IND from the FDA providing a path for Alzamend’s planned clinical development of ALZN002 on September 30, 2021. The FDA agreed to allow Alzamend to submit an IND to conduct a combined Phase I/II study.

On September 28, 2022, we submitted an IND application to the FDA for ALZN002 and received a “study may proceed” letter on October 31, 2022. The product candidate is an immunotherapy vaccine designed to treat mild to moderate dementia of the Alzheimer’s type. ALZN002 is a proprietary “active” immunotherapy product, which means it is produced by each patient’s immune system. It consists of autologous DCs that are activated white blood cells taken from each individual patient so that they can be engineered outside of the body to attack Alzheimer’s-related amyloid-beta proteins. These DCs are pulsed with a novel amyloid-beta peptide (E22W) designed to bolster the ability of the patient’s immune system to combat Alzheimer’s; the goal being to foster tolerance to treatment for safety purposes while stimulating the immune system to reduce the brain’s beta-amyloid protein burden, resulting in reduced Alzheimer’s signs and symptoms. Compared to passive immunization treatment approaches that use foreign blood products (such as monoclonal antibodies), active immunization with ALZN002 is anticipated to offer a more robust and long-lasting effect on the clearance of amyloid. This could provide a safer approach due to its reliance on autologous immune components, using each individual patient’s own white blood cells rather than foreign cells and/or blood products.

On April 3, 2023, we announced the initiation of a Phase I/IIA clinical trial for ALZN002 to treat mild to moderate dementia of the Alzheimer’s type. The purpose of this trial is to assess the safety, tolerability, and efficacy of multiple ascending doses of ALZN002 compared with that of placebo in 20-30 subjects with mild to moderate morbidity. We expect this trial to last for up to five years. The primary goal of this clinical trial is to determine an appropriate dose of ALZN002 for treatment of patients with Alzheimer’s in a larger Phase IIB efficacy and safety clinical trial, which Alzamend expects to initiate within three months of receiving data from the initial trial. On February 13, 2024, we received notice from the company we engaged as our contract research organization (“CRO”), Biorasi, LLC (“Biorasi”) that Biorasi was terminating our contract with them. We are currently pursuing the engagement of a replacement CRO.

The continuation of our current plan of operations with respect to initiating and conducting the series of human clinical trials for each of our therapeutics requires us to raise additional capital to fund our operations.

Because our working capital requirements depend upon numerous factors, including the progress of our preclinical and clinical testing, timing and cost of obtaining regulatory approvals, changes in levels of resources that we devote to the development of manufacturing and marketing capabilities, competitive and technological advances, status of competitors, and our ability to establish collaborative arrangements with other organizations, we will require additional financing to fund future operations.

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Recent Developments

Nasdaq Listing

Deficiency Letter from Nasdaq – Market Value

On September 26, 2023, we received a notice from the staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the previous 30 consecutive business days, the minimum Market Value of Listed Securities (“MVLS”) for our Common Stock was below the $35 million minimum MVLS requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(2) (the “MVLS Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(C), we had 180 calendar days, or until March 25, 2024, to regain compliance with the MVLS Rule. To regain compliance with the MVLS Rule, the MVLS for our Common Stock must close at $35 million or more for a minimum of 10 consecutive business days at any time during this 180-day period.

On March 26, 2024, we were notified by Nasdaq that we had not regained compliance with the MVLS Rule. Accordingly, unless the Company requested an appeal of this determination, the Nasdaq staff had determined that our Common Stock would be delisted from Nasdaq. We appealed the staff’s determination to delist our Common Stock to a Hearings Panel (the “Panel”). The Panel heard our appeal on May 9, 2024. On May 21, 2024, we received notice from the Panel that it granted our request to continue our listing on Nasdaq, subject to us demonstrating compliance, on or before September 23, 2024, with Listing Rule 5550(b)(1), which requires stockholder equity of at least $2.5 million (or an alternative listing standard), and satisfying all applicable requirements for continued listing on Nasdaq.

Deficiency Letter from Nasdaq – Bid Price

On February 1, 2024, we received a notice in the form of a letter (“Deficiency Letter”) from the Listing Qualifications Staff of the Nasdaq stating that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) because the bid price for the Common Stock had closed below $1.00 per share for the previous 30 consecutive business days. In accordance with Nasdaq listing rule 5810(c)(3)(A), we have 180 calendar days, or until July 30, 2024, to regain compliance. The Deficiency Letter states that to regain compliance, the bid price for the Common Stock must close at $1.00 per share or more (the “Minimum Bid Price”) for a minimum of 10 consecutive business days during the compliance period ending July 30, 2024. In the event that we do not regain compliance within this 180-day period, we may be eligible to seek an additional compliance period of 180 calendar days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price, and provides written notice to Nasdaq of its intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary. However, if it appears to the Nasdaq Staff that we will not be able to cure the deficiency, or if we are otherwise not eligible, Nasdaq will provide notice to us that our Common Stock will be subject to delisting. At that time, we may appeal any such delisting determination to a Nasdaq hearings panel.

Corporate Information

Our principal executive offices are located at 3480 Peachtree Road NE, Second Floor, Suite 103, Atlanta, GA 30326, and our telephone number is (844) 722-6333. Our corporate website address is www.alzamend.com. The information contained on or accessible through our website is not a part of this prospectus supplement.

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THE OFFERING

Issuer:	Alzamend Neuro, Inc.

Securities offered by the Selling Stockholder:	125,000,000 shares of Common Stock consisting of (i) 105,000,000 shares of Common Stock to be issued upon the conversion of the Preferred Shares, including PIK Shares and (ii) 20,000,000 shares of Common Stock to be issued upon the exercise of Warrants.

Shares of Common Stock Outstanding Prior to this Offering:	7,981,763 shares of Common Stock.

Shares of Common Stock to be Outstanding After this Offering:(1)	132,981,763 shares of Common Stock.

Use of Proceeds:	We will not receive any proceeds from the sale of shares of common stock by the Selling Stockholder, provided, that we would receive certain proceeds in the event that the Selling Stockholder elects to exercise its Warrants. We will bear all of the expenses of this offering, and such expenses will be paid out of our general funds. See “Use of Proceeds.”

Risk Factors:	Investing in the Common Stock involves a high degree of risk and uncertainty. You should read the “Risk Factors” section of this registration statement, including the prospectus, along with the information included under the same heading the documents incorporated by reference into this registration statement, including the prospectus, for a discussion of factors to consider before deciding to invest in the securities.

Plan of Distribution:	The Selling Stockholder may sell all or a portion of the shares of Common Stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. Registration of the Common Stock covered by this prospectus does not mean, however, that such shares necessarily will be offered or sold. See “Plan of Distribution.”

Nasdaq Capital Market Common Stock Symbol:	ALZN

(1)	The number of shares of Common Stock that will be outstanding after this offering is based on 7,981,763 shares of Common Stock outstanding as of July 9, 2024 and presumes that all of the shares registered for resale will be sold, but excludes:

●	2,404,506 shares of Common Stock issuable upon exercise of outstanding warrants;

●	2,100,000 shares of Common Stock issuable upon conversion of outstanding Series B convertible preferred stock;

●	980,000 shares of Common Stock issuable upon exercise of outstanding stock options;

●	2,500 shares of Common Stock issuable upon vesting outstanding restricted stock units; and

●	620,000 shares of Common Stock reserved for future issuance under our stock incentive plans.

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RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following risk factors, as well as those set forth in our most recent Annual Report on Form 10-K filed with the SEC and subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus, as well as the other information set forth in this prospectus and the documents incorporated by reference herein, before deciding whether to invest in our securities. Additional risks and uncertainties that we are unaware of may become important factors that affect us. If any of these risks materializes, our business, financial condition or operating results may suffer, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to the Offering

It is not possible to predict the actual number of Preferred Shares we will sell under the Purchase Agreement to the Selling Stockholder, or the actual gross proceeds resulting from those sales, since we must meet the Milestones in order for the Selling Stockholder to be required to purchase additional Preferred Shares. Consequently, we may not have access to the full amount available under the Purchase Agreement with the Selling Stockholder within the foreseeable future, if at all.

On the Execution Date, we entered into the Purchase Agreement with the Selling Stockholder, pursuant to which the Selling Stockholder has committed to purchase up to the $25 million of our Preferred Shares, subject to our achievement of certain Milestones (See the section entitled “Private Placement – The Milestones” for further information about the Milestones). The Preferred Shares that will be issued under the Purchase Agreement will, subject to our achievement of the Milestones, be sold by us to the Selling Stockholder from time to time beginning on the date of the second tranche closing (a “Tranche Closing”) and continuing with sales of the third, fourth and fifth Tranche Closings as provided for in the Purchase Agreement.

Because it is currently impossible to predict whether we will meet any of the Milestones, there can be no assurance that we will meet any of them. If we fail to meet any or each of the four remaining Milestones, we will raise either no more funds from the Selling Stockholder beyond the (i) $1 million we received at the initial Tranche Closing, which we received on May 10, 2024 and the (ii) $1.5 million we received at the second Tranche Closing, which we received on June 25, 2024, or only a portion of the contemplated aggregate of $25 million. Consequently, we may not have access to the full amount available under the Purchase Agreement with the Selling Stockholder within the foreseeable future, if at all.

Our inability to access a portion or the full amount available under the Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business, in which case you would likely lose the entirety of your investment in our company.

The Preferred Shares are convertible into our Common Stock at a discount to the market price, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Each Preferred Share is convertible into such number of shares of our Common Stock equal to the stated value of the Preferred Shares, which is $10,000 per share (the “Stated Value”) divided by the greater of (i) $0.25 per share and (ii) the lesser of (A) $1.50 and (B) 80% of the lowest closing price of our Common Stock during the three trading days immediately prior to the date of conversion into shares of Common Stock (the “Conversion Price”). Based upon a closing price of $0.3901 for our Common Stock during the three trading days prior to the date of this prospectus of July 9, 2024, the 2,450 Preferred Shares would be convertible, at the Conversion Price of $0.31208 into approximately 78,505,511 Conversion Shares. The shares of our Common Stock issued upon conversion of the Preferred Shares will result in dilution to the then existing holders of our Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Common Stock.

The certificate of designations of rights and preferences of the Preferred Shares (the “Series A COD”) contains anti-dilution provisions that may result in the reduction of the Conversion Price in the future. This feature may result in an increased number of shares of Common Stock being issued upon conversion of the Preferred Shares. Sales of these shares will dilute the interests of other security holders and may depress the price of our Common Stock and make it difficult for us to raise additional capital.

The Series A COD contains anti-dilution provisions, which provisions require the lowering of the applicable Conversion Price, as then in effect, to the purchase price of equity or equity-linked securities issued in subsequent offerings. If in the future, while any of the Preferred Shares are outstanding, we issue securities at an effective purchase price less than the applicable Conversion Price of the Preferred Shares as then in effect, we will be required, subject to certain limitations and adjustments as provided in the Series A COD, to further reduce the Conversion Price, subject to $0.25 (the “Floor Price”), which would result in a greater number of shares of Common Stock being issuable upon conversion of the Preferred Shares, which in turn will have a greater dilutive effect on our stockholders.

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The Series A COD of the Preferred Shares provides for the payment of dividends in cash or in additional Preferred Shares, at the Selling Stockholder’s option, which could require us to issue additional shares of Common Stock upon conversion of Preferred Shares issued as dividends.

Each Preferred Share is entitled to receive cumulative dividends at the rate per share of 15% per annum of the Stated Value. The dividends are payable, at the Selling Stockholder’s discretion, in cash, out of any funds legally available for such purpose, or to be paid-in-kind in the form of additional Preferred Shares (the “PIK Shares”). In the event that the Selling Stockholder elects to receive PIK Shares, that would increase the number of Preferred Shares we would be required to pay as a dividend in the future and increase the number of shares of Conversion Shares issuable upon conversion of the Preferred Shares. We will not be permitted to pay the dividend in cash unless we are legally permitted to do so under Delaware law. As such, if we are unable to pay cash, it is likely that the Selling Stockholder would elect to receive PIK Shares rather than accrue the receipt of the cash dividend payment, which would result in further dilution to our stockholders.

Sales of a substantial number of our shares of Common Stock in the public markets, or the perception that such sales could occur, could cause our stock price to fall.

We may issue and sell additional shares of Common Stock in the public markets, including as part of this offering. As a result, a substantial number of our shares of Common Stock may be sold in the public market. Sales of a substantial number of our shares of Common Stock in the public markets, including in connection with this offering, or the perception that such sales could occur, could depress the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity securities.

We may not receive any additional funds upon the exercise of the Warrants.

In the event that there is not an effective registration statement registering the Warrant Shares, the Warrants may be exercised by way of a cashless exercise, meaning that the holder may not pay a cash purchase price upon exercise, but instead would receive upon such exercise the net number of shares of our Common Stock determined according to the formula set forth in the Warrant. Accordingly, we may not receive any additional funds upon the exercise of the Warrants.

Because we do not currently intend to declare cash dividends on our shares of Common Stock in the foreseeable future, stockholders must rely on appreciation of the value of our Common Stock for any return on their investment.

We have never paid cash dividends on our Common Stock and do not plan to pay any cash dividends in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the operation, development and growth of our business. Furthermore, any future debt agreements may also preclude us from paying, or place restrictions on our ability to pay, dividends in cash. As a result, capital appreciation, if any, of our Common Stock will be your sole source of gain with respect to your investment for the foreseeable future.

Risks Related to our Common Stock

We are not in compliance with the Nasdaq continued listing requirements. If we are unable to comply with the continued listing requirements of The Nasdaq Capital Market, our Common Stock could be delisted, which could affect our Common Stock’s market price and liquidity and reduce our ability to raise capital.

On September 26, 2023, we were notified by Nasdaq that for the previous 30 consecutive trading days, the minimum MVLSfor our Common Stock was below the MVLS Rule. In accordance with Listing Rule 5810(c)(3)(C), we were provided 180 calendar days, or until March 25, 2024, to regain compliance with the MVLS Rule.

On March 26, 2024, we were notified by Nasdaq that we had not regained compliance with the MVLS Rule. As a result, unless we requested an appeal of this determination, Nasdaq determined that our Common Stock would be scheduled for delisting from The Nasdaq Capital Market and would be suspended at the opening of business on April 4, 2024 and a Form 25-NSE would be filed with the SEC. On April 2, 2024, we requested a hearing before the Panel to appeal the determination. The Panel heard our appeal at a hearing on May 9, 2024. On May 21, 2024, we received notice from the Panel that it granted our request to continue our listing on Nasdaq, subject to us demonstrating compliance, on or before September 23, 2024, with Listing Rule 5550(b)(1), which requires stockholder equity of at least $2.5 million (or an alternative listing standard), and satisfying all applicable requirements for continued listing on Nasdaq. There can be no assurance as to our ability to demonstrate compliance on or before September 23, 2024.

In addition, on February 1, 2024, we received a notice in the form of a letter from Nasdaq stating that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) because the bid price for our Common Stock had closed below $1.00 per share for the previous 30 consecutive business days.

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In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have 180 calendar days, or until July 30, 2024, to regain compliance with the Nasdaq Listing Rule 5550(a)(2). The deficiency letter states that to regain compliance, the bid price for our Common Stock must close at $1.00 per share or more for a minimum of 10 consecutive business days (the “Minimum Bid Price”) during the compliance period ending July 30, 2024. In the event that we do not regain compliance within this 180-day period, we may be eligible to seek an additional compliance period of 180 calendar days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price, and provide written notice to Nasdaq of our intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary. However, if it appears to the Nasdaq staff that we will not be able to cure the deficiency, or if we are otherwise ineligible, Nasdaq will provide us with notice that our Common Stock will be subject to delisting. At that time, we may appeal any such delisting determination to a Nasdaq hearings panel. The deficiency letter has no immediate effect on the listing of our Common Stock, and our Common Stock will continue to trade on The Nasdaq Capital Market under the symbol “ALZN.”

We intend to actively monitor the closing bid price of our Common Stock between now and July 30, 2024 and may, if appropriate, evaluate available options to resolve the deficiency and regain compliance with the Minimum Bid Price requirement. While we are exercising diligent efforts to maintain the listing of our Common Stock on Nasdaq, there can be no assurance that we will be able to regain compliance with the Minimum Bid Price or maintain compliance with the other Nasdaq listing standards.

If our Common Stock is delisted, it could be more difficult to buy or sell our Common Stock and to obtain accurate quotations, and the price of our Common Stock could suffer a material decline. Delisting could also impair the liquidity of our Common Stock and could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in potential loss of confidence by investors, employees, and fewer business development opportunities.

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PRIVATE PLACEMENT

On the Execution Date, we entered into the Purchase Agreement with the Selling Stockholder, pursuant to which the Selling Stockholder has committed to purchase up to $25 million of Preferred Shares, subject to the satisfaction of the conditions in the Purchase Agreement, which consist primarily of what we refer to herein as the Milestones.

Such sales of our Preferred Shares, if any, will be subject to certain limitations, and may occur from time to time, i.e., when the Milestones are met over the approximately 18-month period commencing on the date of the Purchase Agreement, provided that this registration statement, of which this prospectus forms a part, and any other registration statement the Company may file from time to time relating to the resale by the Selling Stockholder of Conversion Shares is declared effective by the Securities and Exchange Commission (the “SEC” or the “Commission”) and remains effective, and the other conditions set forth in the Purchase Agreement are satisfied.

The Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties.

Milestones

Pursuant to the Purchase Agreement, the Selling Stockholder has agreed to purchase up to 2,500 Preferred Shares, of which the first 100 were sold on May 10, 2024 (the “First Tranche”) and the second 150 Preferred Shares were sold on June 25, 2024 (the “Second Tranche”) after the filing of this registration statement (the “Registration Statement”) as discussed below. The sale of the remaining 2,250 Preferred Shares in the private placement is based on our achievement of the Milestones set forth below:

•	250 Preferred Shares, for $2,500,000, within 30 days of the effectiveness of the Registration Statement;

•	200 Preferred Shares, for $2,000,000, within 60 days of the effectiveness of the Registration Statement and the execution of a partnership agreement with a nationally renowned research facility for a clinical trial (the “Fourth Tranche”); and

•	100 Preferred Shares, for $1,000,000, on each monthly anniversary of the effectiveness of the Registration Statement until all remaining 1,800 Preferred Shares have been sold (each, a “Final Tranche”).

Notwithstanding the foregoing Milestones, the Selling Stockholder has the ability to invest any amount in its sole discretion in advance of the dates that the foregoing Milestones shall have been met. If we sell to the Selling Stockholder the remaining Preferred Shares upon achievement of the Milestones, we will receive $22.5 million of gross proceeds, as well as any proceeds we may receive in the event that Selling Stockholder exercises any of its Warrants for cash. We currently expect to use the net proceeds from the sale of the Preferred Shares for working capital and general corporate purposes.

In the event that the average closing price of the Common Stock during the three trading days preceding the date of a Tranche Closing shall not be equal to or greater than the Floor Price, then the applicable closing shall be delayed until such time as the price meets the required threshold.

We agreed to use our best efforts to file this Registration Statement, registering for resale the shares of Common Stock issuable upon conversion of the Preferred Shares and exercise of the Warrants, with the SEC within 30 days of the Execution Date, and cause the Registration Statement to be declared effective within 90 days of the Execution Date. In the event that we fail to timely file the Registration Statement or it is not declared effective within the agreed upon timeframe, then we agreed to pay the Selling Stockholder liquidated damages equal to 2% of the purchase price of the securities for such failure, and for every 30 day period thereafter, subject to a maximum payment of liquidated damages of 10% of the purchase price.

In addition, we agreed to use our best efforts to hold a special meeting of our stockholders within 90 days of the Execution Date for purposes of seeking stockholder approval of the issuance of all the shares of Common Stock issuable upon conversion of the Preferred Shares and the exercise of the Warrants in excess of the “Nasdaq Limit”, which is 19.99% of our shares of Common Stock issued and outstanding on the Execution Date. We held a special meeting of stockholders on July 8, 2024, at which time, the stockholders approved the issuance of all the shares of Common Stock issuable upon conversion of the Preferred Shares and the exercise of the Warrants in excess of the “Nasdaq Limit”.

The Purchase Agreement provides that the Selling Stockholder shall, for as long as any Preferred Shares remain outstanding, have the right to request, in the event we issue other securities to a different investor (the “Other Investor”) that have more favorable terms than are contained in the Purchase Agreement, the Series A COD and the Warrant, that it be granted the same preferential rights with which we provide the Other Investor.

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Further, for a period of two years from Execution Date (the “Obligation Period”), the Selling Stockholder will have a right of first refusal with respect to any investment proposed to be made by an Other Investor for each and every future public or private equity offering, including a debt instrument convertible into equity of our company during the Obligation Period.

Moreover, during the Obligation Period and provided that at any such time the Selling Stockholder shall hold no fewer than twenty-five (25) shares of Series A Preferred and has not elected to exercise its rights described immediately above, the Selling Stockholder shall have a right to participate in any subsequent financing (a “Subsequent Financing”) allowing the Selling Stockholder to purchase such number of securities in the Subsequent Financing to allow the Selling Stockholder to maintain its percentage beneficial ownership in our company that the Selling Stockholder held immediately prior to the Subsequent Financing.

First Tranche

Pursuant to the Purchase Agreement, the First Tranche consisted of a (i) registered direct offering of 50 Preferred Shares sold to the Selling Stockholder pursuant to the shelf registration statement on Form S-3 (File No. 333-273610) filed with the SEC on August 2, 2023 and declared effective by the SEC on August 10, 2023, a prospectus supplement dated May 10, 2024 and the accompanying prospectus and (ii) a concurrent private placement of 50 Preferred Shares and Warrants to purchase 800,000 Warrant Shares, for aggregate gross proceeds of $1,000,000, of which $311,356.16 (which included accrued but unpaid interest) was paid by the Selling Stockholder by the surrender for cancellation of a term note issued by the Company to the Selling Stockholder on April 29, 2024 in the principal face amount of $310,000.

Second Tranche

Pursuant to the Purchase Agreement, the Second Tranche consisted of the sale of 150 Preferred Shares and Warrants to purchase 1,200,000 Warrant Shares, for aggregate gross proceeds of $1,500,000, which was paid by the Selling Stockholder on June 25, 2024.

Preferred Shares

General

The following is a brief summary of certain terms and conditions of the Preferred Shares. The following description is subject in all respects to the provisions contained in the Series A COD, which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. Capitalized terms not otherwise defined in this description of the Preferred Shares shall have the meanings ascribed to such terms in the Series A COD. The Preferred Shares are governed by the Series A COD, which was filed with the Delaware Secretary of State on May 9, 2024, and are distinct from the series A convertible preferred stock that the Company previously had designated and was governed by a certificate of designation filed with the Delaware Secretary of State on August 2, 2016 (the “Old Series A Preferred”). The Old Series A Preferred was eliminated pursuant to a Certificate of Elimination of the Certificate of Designations, filed with the Delaware Secretary of State on March 1, 2024.

Dividends

Holders of the Preferred Shares will be entitled to receive dividends at the rate of 15% per annum, payable quarterly in arrears in cash or PIK Shares, in the Selling Stockholder’s sole discretion.

Conversion

Each Preferred Share is convertible into such number of shares of Common Stock equal to the Stated Value divided by (y) the greater of (i) the Floor Price and (ii) the lesser of (A) $1.50 and (B) 80% of the lowest closing price of our Common Stock during the three trading days immediately prior to the date of conversion into Conversion Shares. The Conversion Price is subject to adjustment in the event of an issuance of Common Stock at a price per share lower than the Conversion Price then in effect, but not below the Floor Price. The Floor Price shall, however, be adjusted for stock dividends, stock splits, stock combinations or other similar transactions. Notwithstanding the foregoing, in no event shall a reduction in the Conversion Price as a result of a dilutive issuance reduce the Conversion Price below the Floor Price.

Voting Rights

The holders of the Preferred Shares are entitled to vote with the Common Stock as a single class on an as-converted basis, subject to applicable law provisions of the Delaware General Corporation Law and the rules of the Nasdaq, provided however, that for purposes of complying with Nasdaq rules, the conversion price, for purposes of determining the number of votes the holder of Preferred Shares is entitled to cast, shall not be lower than $0.563 (the “Voting Floor Price”), which represents the closing sale price of the Common Stock on the trading day immediately prior to the Execution Date. The Voting Floor Price shall be adjusted for stock dividends, stock splits, stock combinations and other similar transactions.

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Exchange Cap

The Preferred Shares will not be convertible into shares of Common Stock in excess of the Nasdaq Limit, except in the event that the Company obtains stockholder approval for issuances of Conversion Shares in excess of the Nasdaq Limit. Until such approval, no holder of Preferred Shares shall be issued in the aggregate more shares of Common Stock than the Nasdaq Limit.

Beneficial Ownership Limitations

A holder of the Preferred Shares will not have the right to convert any such shares, and the Company will not effect any conversion of any Preferred Shares, to the extent that after giving effect to such conversion, the holder would beneficially own in excess of 4.99% of the outstanding shares of our Common Stock calculated in accordance with Section 13(d) of the Exchange Act. However, any holder may increase or decrease such beneficial ownership limitation upon notice to us, provided that such limitation cannot exceed 9.99%, and provided that any increase in the beneficial ownership limitation shall not be effective until 61 days after such notice is delivered.

Exchange Listing

There is no established trading market for the Preferred Shares and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Preferred Shares on any national securities exchange or other trading market. Without an active trading market, the liquidity of the Preferred Shares will be extremely limited.

Liquidation

In the event of liquidation, dissolution, or winding up of the Company, the holders of Preferred Shares have a preferential right to receive an amount equal to the Stated Value of Preferred Shares before any distribution to other classes of capital stock. If the assets are insufficient, the distribution will be prorated among the holders of Preferred Shares. The Preferred Shares rank senior over other classes of preferred stock, including the Series B convertible preferred stock. Additionally, any transaction that constitutes a Change of Control Event (as defined in the Series A COD) shall be deemed to be a liquidation under the Series A COD.

Warrants

The Selling Stockholder shall receive Warrants to purchase a number of shares of our Common Stock equal to the quotient obtained by dividing the purchase price paid by the Selling Stockholder for the Preferred Shares at each tranche closing by 1.25. Upon the closing of the First Tranche, the Selling Stockholder received Warrants to purchase 800,000 shares of our Common Stock. Upon the closing of the Second Tranche, the Selling Stockholder received Warrants to purchase 1,200,000 shares of our Common Stock. Upon completion of all tranche closings, the Selling Stockholder shall have received Warrants to purchase an aggregate of 20 million shares of our Common Stock.

Duration and Exercise Price

Each Warrant will be exercisable for one share of our Common Stock at an exercise price of $1.25 per share, will be exercisable immediately upon issuance and will have a term of five years from the date of issuance. The exercise price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like.

Exercisability

The Warrants will be exercisable, at the option of the holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Warrants to the extent that the holder would own more than 4.99% (or 9.99%, at the holder’s election) of our outstanding Common Stock immediately after exercise, except that upon notice from the holder to us, the holder may decrease or increase the limitation of ownership of outstanding Common Stock after exercising the holder’s Warrants up to 9.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants, provided that any increase in such limitation shall not be effective until 61 days following notice to us.

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Cashless Exercise

If, at the time a holder exercises its Warrants, a registration statement registering the issuance of the shares of common stock underlying the Warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Warrant.

Fractional Shares

No fractional shares of Common Stock will be issued upon the exercise of the Warrants. Rather, the number of shares of Common Stock to be issued will be rounded up to the nearest whole number.

Rights as a Shareholder

The holders of Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until such holders exercise their Warrants.

Fees

The Company agreed to pay Ault Lending, LLC, a related party, an origination fee of five percent (5%) of the total gross proceeds received by the Company from the Selling Stockholder upon each purchase of Preferred Shares. The Company has also agreed to pay the Selling Stockholder a fee of $100,000 upon each of the First Tranche, the Fourth Tranche and the third, eighth and thirteenth closings constituting parts of the Final Tranche.

No Short-Selling or Hedging by the Selling Stockholder

The Selling Stockholder has agreed that, during the term of the Purchase Agreement, neither the Selling Stockholder nor any of its affiliates will engage in any short sales or hedging transactions with respect to our Common Stock.

Termination of the Purchase Agreement

Unless earlier terminated as provided in the Purchase Agreement, the Purchase Agreement will terminate automatically on the earliest to occur of:

•	the first day of the month next following the 18-month anniversary of the date of effectiveness of the Registration Statement; or

•	the date on which the Selling Stockholder shall have purchased Preferred Shares under the Purchase Agreement for an aggregate gross purchase price equal to $25 million under the Purchase Agreement.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock by the Selling Stockholder, provided, that we would receive certain proceeds in the event that the Selling Stockholder elects to exercise its Warrants. Any proceeds we receive from the exercise of Warrants would be used for general working capital purposes. We will bear all of the expenses of this offering, and such expenses will be paid out of our general funds.

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DESCRIPTION OF SECURITIES BEING OFFERED

The following description of our securities is intended as a summary only. We refer you to our Annual Report on Form 10-K for the fiscal year ended April 30, 2023, amended and restated certificate of incorporation (the “Certificate of Incorporation”) and amended and restated bylaws (the “Bylaws”), which are incorporated by reference into this prospectus, and to the applicable provisions of the Delaware General Corporation Law (“DGCL”). This description may not contain all of the information that is important to you and is subject to, and is qualified in its entirety by reference to, our Annual Report on Form 10-K for the fiscal year ended April 30, 2023, any subsequent Quarterly Reports on Form 10-Q, our Certificate of Incorporation, our Bylaws, the other documents incorporated by reference herein and the applicable provisions of the DGCL. For information on how to obtain copies of our Annual Report on Form 10-K for the fiscal year ended April 30, 2023, our subsequent Quarterly Reports on Form 10-Q, our Certificate of Incorporation and our Bylaws, see “Where You Can Find More Information.”

We are registering up to 125,000,000 shares of our Common Stock issuable from time to time upon conversion of the Preferred Shares and exercise of the Warrants.

Common Stock

We are authorized to issue 300,000,000 shares of Common Stock, par value $0.001 per share.  As of July 9, 2024, there were 7,981,763 shares of our Common Stock issued and outstanding. The outstanding shares of our Common Stock are validly issued, fully paid and nonassessable.

Holders of our shares of Common Stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Holders of our Common Stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of our Common Stock voting for the election of directors can elect all of the directors. Holders of our Common Stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of shareholders. A vote by the holders of a majority of our outstanding shares of capital stock is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our certificate of incorporation.

Holders of our Common Stock are entitled to share in all dividends that our Board of Directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over our Common Stock. Our Common Stock has no preemptive, subscription or conversion rights and there are no redemption provisions applicable to our Common Stock.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Computershare, 8742 Lucent Blvd., Suite 225, Highlands Ranch, CO 80129.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “ALZN.”

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SELLING STOCKHOLDER

This prospectus relates to the offer and sale by the Selling Stockholder of up to 125,000,000 shares of our Common Stock that may be issued by us to the Selling Stockholder upon conversion of the Preferred Shares and exercise of the Warrants as provided for in the Purchase Agreement. For additional information regarding the shares of our Common Stock included in this prospectus, see the sections titled “Private Placement” and “Description of Securities Being Offered” above. We are registering the shares of Common Stock included in this prospectus pursuant to the Purchase Agreement, in order to permit the Selling Stockholder to offer the shares included in this prospectus for resale from time to time. Except for the transactions contemplated by the Purchase Agreement and as set forth in this section below, the Selling Stockholder has not had any material relationship with us within the past three years.

The table below presents information regarding the Selling Stockholder and the shares of our Common Stock that may be resold by the Selling Stockholder from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholder, and reflects holdings as of July 2, 2024. The number of shares in the column “Securities to be Sold in this Offering” represents all of the shares of our Common Stock being offered for resale by the Selling Stockholder under this prospectus. The Selling Stockholder may sell some, all or none of the shares being offered for resale in this offering. We do not know how long the Selling Stockholder will hold the shares before selling them. Except as set forth in the section titled “Plan of Distribution” in this prospectus, we are not aware of any existing arrangements between the Selling Stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock being offered for resale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and includes shares of our Common Stock with respect to which the Selling Stockholder has sole or shared voting and investment power. The percentage of shares of our Common Stock beneficially owned by the Selling Stockholder prior to the offering shown in the table below is based on an aggregate of 7,981,763 shares of common stock outstanding on July 2, 2024. The fourth column assumes the resale by the Selling Stockholder of all of the shares of our Common Stock being offered for resale pursuant to this prospectus.

	Securities Beneficially Owned Prior to this Offering (1)		Securities to be Sold in this Offering (2)		Securities Beneficially Owned After this Offering
Name of Selling Stockholder	Number	Percentage(3)	Shares of Common Stock Underlying Preferred Shares	Shares of Common Stock Underlying Warrants	Number	Percentage
Orchid Finance LLC(4)	399,957	4.99%	105,000,000	20,000,000	—	—

(1)	The Purchase Agreement, Series A COD and Warrants prohibit us from issuing any shares of Common Stock to the Selling Stockholder to the extent such shares, when converted and/or exercised, as applicable, and aggregated with all other shares of our Common Stock then beneficially owned by the Selling Stockholder, would cause the Selling Stockholder’s beneficial ownership of our Common Stock to exceed the 4.99% ownership limitation. The ownership limitation may not be amended or waived under the Purchase Agreement, except that it may be increased to 9.99% upon 61 days’ notice to us.

(2)	Includes (i) 366,545 shares of common stock currently owned by the Selling Stockholder and (ii) 33,412 shares of Common Stock issuable upon conversion of approximately 1.0585 Preferred Shares owned by the Selling Stockholder as of July 2, 2024. Does not include additional shares of Common Stock issuable upon (i) conversion of approximately 204.8537 Preferred Shares or (ii) exercise of Warrants to purchase 2,000,000 Warrant Shares, owned by the Selling Stockholder due to the 4.99% beneficial ownership limitation.

(3)	Applicable percentage ownership is based on 7,981,763 shares of common stock outstanding as of July 2, 2024.

(4)	The Selling Stockholder is controlled by Thomas Paul Harrison. Mr. Harrison has sole voting and dispositive power over the shares. The business address of the Selling Stockholder is 11378 Villa Bellagio Drive, Las Vegas, NV 89141.

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PLAN OF DISTRIBUTION

The Selling Stockholder and any of its pledgees, assignees and successors-in-interest, may, from time to time, sell any or all of its Common Stock covered by this prospectus hereby on the principal trading market or any other stock exchange, market or trading facility on which our Common Stock are traded or in private transactions.

These sales may be at fixed or negotiated prices. The Selling Stockholder may use any one or more of the following methods when selling such Common Stock:

●	ordinary brokerage transactions and transactions in which a broker dealer solicits purchasers;
●	block trades in which a broker dealer will attempt to sell the Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker dealer as principal and resale by a broker dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;
●	in transactions through broker dealers that agree with the Selling Stockholder to sell a specified number of such Common Stock at a stipulated price per share;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The registered shares may also be sold under Rule 144 under the Securities Act, if available for the Selling Stockholder, rather than under this prospectus. The Selling Stockholder has the sole and absolute discretion not to accept any purchase offer or make any sale of registered shares if it deems the purchase price to be unsatisfactory at any particular time.

The Selling Stockholder may pledge their registered shares to brokers under the margin provisions of customer agreements. If the Selling Stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged registered shares. The Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Common Stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The shares of our Common Stock offered by this prospectus are being offered by the Selling Stockholder. The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Any broker-dealers or agents that may become involved in selling the registered shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any broker-dealers or agents that are deemed to be underwriters may not sell registered shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The Selling Stockholder and any other persons participating in the sale or distribution of the registered shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the registered shares by, the Selling Stockholder or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the registered shares. We will make copies of this prospectus available to the Selling Stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

If any of the registered shares offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether the Selling Stockholder will sell all or any portion of the registered shares offered under this prospectus.

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The Company will pay all fees and expenses incident to the registration of the registered shares being offered under this prospectus. The Selling Stockholder is individually responsible for paying any discounts, commissions and similar selling expenses it incurs.

We and the Selling Stockholder have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth summary compensation information for the following persons: (i) all persons serving as our principal executive officer during the years ended April 30, 2024 and 2023, and (ii) up to our two other most highly compensated executive officers who received compensation during the years ended April 30, 2024 and 2023, who were executive officers on the last day of our fiscal year. We refer to these persons as our “named executive officers” in this prospectus. The following table includes all compensation earned by the named executive officers for the respective period, regardless of whether such amounts were actually paid during the period:

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Award ($)	Option Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Stephan S. Jackman	2024	350,000	75,000	—	—	18,617	443,617
Chief Executive Officer	2023	300,000	120,000	—	1,789,375	14,236	2,223,612

David J. Katzoff(3)	2024	150,000	—	—	—	—	150,000
Chief Financial Officer	2023	116,667	—	—	—	—	116,667

(1)	The values reported in the “Option Awards” column represents the aggregate grant date fair value, computed in accordance with Accounting Standards Codification (“ASC”) 718 Share Based Payments, of grants of stock options to each of our named executive officers and directors.
(2)	The amounts included in “All Other Compensation” consist of health insurance benefits.
(3)	Mr. Katzoff was appointed our Chief Financial Officer on August 5, 2022. Prior thereto that he was our Chief Operating Officer.

Employment Agreements

Stephan Jackman. On June 17, 2021, we entered into an employment agreement (the “Agreement”) with Stephan Jackman to continue to serve as our Chief Executive Officer through July 1, 2024. Pursuant to the Agreement, Mr. Jackman was paid a base salary of $300,000 per annum, which was increased by the Compensation Committee to $350,000 effective May 1, 2023 (the “Base Salary”). In addition, Mr. Jackman shall be eligible to earn a cash and/or equity bonus as our Board of Directors (the “Board”) may determine, from time to time, based on meeting performance objectives and bonus criteria to be identified by the Board (the “Performance Bonus”), which Performance Bonus may consist of cash or, in the Board’s sole discretion, our Common Stock. The determination of whether we have achieved a certain financial performance objective in any year for the purposes of the Performance Bonus shall be made by our independent registered public accounting firm regularly retained or employed by us within 90 days after the end of each fiscal year.

Further, Mr. Jackman is entitled to receive equity participation as follows: (A) options to purchase 333,333 shares of Common Stock, which options were previously granted and are exercisable for a period of 10 years at an exercise price of $15.00 per share (the “$15.00 Options”), and (B) options to purchase 133,333 shares of our Common Stock, which options shall be exercisable for a period of 10 years at an exercise price of $22.50 per share (the “$22.50 Options”, and collectively with the $15.00 Options, the “Options”).

Subject to the terms and conditions set forth in the Agreement, as modified by our Compensation Committee, the Options shall vest pursuant to the following schedule: (1) 200,000 shares of Common Stock subject to the $15.00 Options vested ratably over 48 months, commencing on November 16, 2018; (2) 66,667 shares of Common Stock subject to the $15.00 Options shall vest if we complete and announce topline data, by November 29, 2025, from a Phase II clinical trial of AL001 that would support a New Drug Application (“NDA”) in Alzheimer’s; (3) 66,667 shares of Common Stock subject to the $15.00 Options shall vest if we complete and announce topline data, by November 29, 2026, from a Phase II clinical trial of ALZN002 that would support an NDA in Alzheimer’s; and (4) the $22.50 Options shall vest upon the successful achievement of stepped target closing prices on a national securities exchange for 90 consecutive trading days, with the target prices range from $150 per share to $300 per share. In the event any of the stock price milestones are not achieved by November 27, 2026, the unvested portion of the performance options will be reduced by 25%.

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Mr. Jackman’s bonuses, if any, and all stock-based compensation shall be subject to “Company Clawback Rights” if during the period that Mr. Jackman is employed by us and upon the termination of Mr. Jackman’s employment and for a period of two years thereafter, if there is a restatement of any of our financial results from which any bonuses and stock-based compensation to Mr. Jackman shall have been determined.

Upon termination of Mr. Jackman’s employment (other than upon the expiration of the employment), Mr. Jackman shall be entitled to receive: (A) any earned but unpaid Base Salary through the termination date; (B) all reasonable expenses paid or incurred; and (C) any accrued but unused vacation time.

Further, unless Mr. Jackman’s employment is terminated as a result of his death or disability or for cause or he terminates his employment without good reason, then upon the termination of Mr. Jackman’s employment, we shall pay to Mr. Jackman a “Separation Payment” as follows: (a) an amount equal to 12 months of the Base Salary (as in effect immediately prior to the termination date); and (b) a prorated Performance Bonus amount calculated in accordance with the Performance Bonus criteria set forth in the Agreement and the actual number of days Mr. Jackman worked in the calendar year prior to the termination date. In addition, all of Mr. Jackman’s Options shall immediately vest and shall be exercisable for a period of 12 months after such termination.

Outstanding Equity Awards at Fiscal Year End

The following table provides information on outstanding equity awards as of April 30, 2024 awarded to our named executive officers:

	OUTSTANDING EQUITY AWARDS AT APRIL 30, 2024
	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Stephan Jackman	200,000	-	-	15.00	11/15/2028
	-	133,333	133,333	22.50	11/18/2029
	66,667	66,666	66,666	17.55	11/29/2032
David J. Katzoff	26,667	-	-	15.00	1/21/2029
	56,667	-	-	22.50	11/1/2029
	16,667	-	-	22.50	11/26/2029
	-	66,667	66,667	22.50	11/18/2029

Incentive Compensation Plans

2016 Stock Incentive Plan

In April 2016, our stockholders approved our company’s 2016 Stock Incentive Plan (the “2016 Plan”). The 2016 Plan provides for the issuance of a maximum of 833,333 shares of our Common Stock to be offered to our directors, officers, employees and consultants. On March 1, 2019, our stockholders approved an additional 500,000 shares to be available for issuance under the 2016 Plan. Options granted under the 2016 Plan have an exercise price equal to or greater than the fair value of the underlying Common Stock at the date of grant and become exercisable based on a vesting schedule determined at the date of grant. The options expire between five and 10 years from the date of grant. Restricted stock awards granted under the 2016 Plan are subject to a vesting period determined at the date of grant.

2021 Stock Incentive Plan

In February 2021, our Board adopted, and our stockholders approved, the Alzamend Neuro, Inc. 2021 Stock Incentive Plan (the “2021 Plan”). The 2021 Plan authorizes the grant to eligible individuals of (1) stock options (incentive and non-statutory), (2) restricted stock, (3) stock appreciation rights, or SARs, (4) restricted stock units, and (5) other stock-based compensation.

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Stock Subject to the 2021 Plan.   The maximum number of shares of our Common Stock that may be issued under the 2021 Plan is 666,667 shares, which number will be increased to the extent that compensation granted under the 2021 Plan is forfeited, expires or is settled for cash (except as otherwise provided in the 2021 Plan). Substitute awards (awards made or shares issued by us in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company that we acquire or any subsidiary of ours or with which we or any subsidiary combines) will not reduce the shares authorized for grant under the 2021 Plan, nor will shares subject to a substitute award be added to the shares available for issuance or transfer under the 2021 Plan.

No Liberal Share Recycling.   Notwithstanding anything to the contrary, any and all stock that is (i) withheld or tendered in payment of an option exercise price; (ii) withheld by us or tendered by the grantee to satisfy any tax withholding obligation with respect to any award; (iii) covered by a SAR that it is settled in stock, without regard to the number of shares of stock that are actually issued to the grantee upon exercise; or (iv) reacquired by us on the open market or otherwise using cash proceeds from the exercise of options, will not be added to the maximum number of shares of stock that may be issued under the 2021 Plan.

Eligibility.   Employees of, and consultants to, our company or our affiliates and members of our Board are eligible to receive equity awards under the 2021 Plan. Only our employees, and employees of our parent and subsidiary corporations, if any, are eligible to receive incentive stock options. Employees, directors (including non-employee directors) and consultants of or for our company and our affiliates are eligible to receive non-statutory stock options, restricted stock, purchase rights and any other form of award the 2021 Plan authorizes.

Purpose.   The purpose of the 2021 Plan is to promote the interests of our company and our stockholders by providing executive officers, employees, non-employee directors, and key advisors of our company and our subsidiaries with appropriate incentives and rewards to encourage them to enter into and remain in their positions with us and to acquire a proprietary interest in our long-term success, as well as to reward the performance of these individuals in fulfilling their personal responsibilities for long-range and annual achievements.

Administration.   Unless otherwise determined by the Board, our Compensation Committee administers the 2021 Plan. The Compensation Committee is composed solely of “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act, “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code, and “independent directors” within the meaning of the Nasdaq Marketplace Rules. Our Compensation Committee has the power, in its discretion, to grant awards under the 2021 Plan, to select the individuals to whom awards are granted, to determine the terms of the grants, to interpret the provisions of the 2021 Plan and to otherwise administer the 2021 Plan. Except as prohibited by applicable law or any rule promulgated by a national securities exchange to which our company may in the future be subject, our Compensation Committee may delegate all or any of its responsibilities and powers under the 2021 Plan to one or more of its members, including, without limitation, the power to designate participants and determine the amount, timing and term of awards under the 2021 Plan. In no event, however, will our Compensation Committee have the power to accelerate the payment or vesting of any award, other than in the event of death, disability, retirement or a change of control of our company.

The 2021 Plan provides that members of our Compensation Committee will be indemnified and held harmless by us from any loss or expense resulting from claims and litigation arising from actions related to the 2021 Plan.

Term.   The 2021 Plan was effective as of February 17, 2021, and awards may be granted through February 16, 2031. No awards may be granted under the 2021 Plan subsequent to that date. The Board may suspend or terminate the 2021 Plan without stockholder approval or ratification at any time or from time to time.

Amendments.   Subject to the terms of the 2021 Plan, our Compensation Committee, as administrator, has the sole discretion to interpret the provisions of the 2021 Plan and outstanding awards. Our Board generally may amend or terminate the 2021 Plan at any time and for any reason, except that no amendment, suspension or termination may impair the rights of any participant without his or her consent, and except that approval of our stockholders is required for any amendment which, among provisions, increases the number of shares of common stock subject to the 2021 Plan, decreases the price at which grants may be granted and reprices existing options.

Repricing Prohibition.   Other than in connection with certain corporate events, our Compensation Committee will not, without the approval of our stockholders, (a) lower the option price per share of an option or SAR after it is granted, (b) cancel an option or SAR when the exercise price per share exceeds the fair market value of one share in exchange for cash or another award (other than in connection with a change of control), or (c) take any other action with respect to an option or SAR that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which our shares are then listed.

Minimum Vesting Requirement.   Grantees of full-value awards (i.e., awards other than options and SARs), will be required to continue to provide services to us or an affiliated company) for not less than one-year following the date of grant in order for any such full-value awards to fully or partially vest (other than in case of death, disability or a Change of Control (as defined in the 2021 Plan)). Notwithstanding the foregoing, up to 5% of the available shares of stock authorized for issuance under the 2021 Plan may provide for vesting of full-value awards, partially or in full, in less than one year.

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Adjustments upon Changes in Capitalization.   In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in our corporate structure affecting our Common Stock or the value thereof, appropriate adjustments to the 2021 Plan and awards will be made as the Board determines to be equitable or appropriate, including adjustments in the number and class of shares of stock available for issuance under the 2021 Plan, the number, class and exercise or grant price of shares subject to awards outstanding under the 2021 Plan, and the limits on the number of awards that any person may receive.

Change of Control.   Agreements evidencing awards under the 2021 Plan may provide that upon a Change of Control (as defined in the 2021 Plan), unless otherwise provided in the agreement evidencing an award), outstanding awards may be cancelled and terminated without payment if the consideration payable with respect to one share of stock in connection with the Change of Control is less than the exercise price or grant price applicable to such award, as applicable.

Notwithstanding any other provisions of the 2021 Plan to the contrary, the vesting, payment, purchase or distribution of an award may not be accelerated by reason of a Change of Control for any participant unless the Grantee’s employment is involuntarily terminated as a result of the Change of Control as provided in the award agreement or in any other written agreement, including an employment agreement, between us and the participant. If the Change of Control results in the involuntary termination of participant’s employment, outstanding awards will immediately vest, become fully exercisable and may thereafter be exercised.

Generally, under the 2021 Plan, a Change of Control occurs upon (i) the consummation of a reorganization, merger or consolidation of our company with or into another entity, pursuant to which our stockholders immediately prior to the transaction do not own more than 50% of the total combined voting power after the transaction, (ii) the consummation of the sale, transfer or other disposition of all or substantially all of our assets, (iii) certain changes in the majority of our Board from those in office on the effective date of the 2021 Plan, (iv) the acquisition of more than 50% of the total combined voting power in our outstanding securities by any person, or (v) we are dissolved or liquidated.

Types of Awards

Stock Options.   Incentive stock options and non-statutory stock options are granted pursuant to award agreements adopted by our Compensation Committee. Our Compensation Committee determines the exercise price for a stock option, within the terms and conditions of the 2021 Plan; provided, that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of our Common Stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified by our Compensation Committee.

The Compensation Committee determines the term of stock options granted under the 2021 Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. The Compensation Committee will also determine the length of period during which an optionee may exercise their options if an optionee’s relationship with us, or any of our affiliates, ceases for any reason; for incentive stock options, this period is limited by applicable law. The Compensation Committee may extend the exercise period in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term unless the term is extended in accordance with applicable law.

Acceptable consideration for the purchase of Common Stock issued upon the exercise of a stock option will be determined by the Compensation Committee and may include (a) cash or its equivalent, (b) delivering a properly executed notice of exercise of the option to us and a broker, with irrevocable instructions to the broker promptly to deliver to us the amount necessary to pay the exercise price of the option, (c) any other form of legal consideration that may be acceptable to the Compensation Committee or (d) any combination of (a), (b) or (c).

Unless the Compensation Committee provides otherwise, options are generally transferable in accordance with applicable law, provided that any transferee of such options agrees to become bound by the terms of the 2021 Plan. An optionee may also designate a beneficiary who may exercise the option following the optionee’s death.

Incentive or Non-statutory Stock Options.   Incentive stock options may be granted only to our employees, and the employees of our parent or subsidiary corporations, if any. The Compensation Committee may grant awards of incentive or non-statutory stock options that are fully vested on the date made, to any of our employees, directors or consultants. Option awards are granted pursuant to award agreements adopted by our Compensation Committee. To the extent required by applicable law, the aggregate fair market value, determined at the time of grant, of shares of our Common Stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year may not exceed $100,000. To the extent required by applicable law, no incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

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Stock Appreciation Rights.   An SAR is the right to receive stock, cash, or other property equal in value to the difference between the grant price of the SAR and the market price of our Common Stock on the exercise date. SARs may be granted independently or in tandem with an option at the time of grant of the related option. An SAR granted in tandem with an option will be exercisable only to the extent the underlying option is exercisable. An SAR confers on the grantee a right to receive an amount with respect to each share of Common Stock subject thereto, upon exercise thereof, equal to the excess of (A) the fair market value of one share of Common Stock on the date of exercise over (B) the grant price of the SAR (which in the case of an SAR granted in tandem with an option will be equal to the exercise price of the underlying option, and which in the case of any other SAR will be such price as the Compensation Committee may determine but in no event will be less than the fair market value of a share of Common Stock on the date of grant of such SAR).

Restricted Stock and Restricted Stock Units.   Restricted stock is Common Stock that we grant subject to transfer restrictions and vesting criteria. A restricted stock unit is a right to receive stock or cash equal to the value of a share of stock at the end of a specified period that we grant subject to transfer restrictions and vesting criteria. The grant of these awards under the 2021 Plan are subject to such terms, conditions and restrictions as the Compensation Committee determines consistent with the terms of the 2021 Plan.

At the time of grant, the Compensation Committee may place restrictions on restricted stock and restricted stock units that will lapse, in whole or in part, only upon the attainment of performance goals; provided that such performance goals will relate to periods of performance of at least one fiscal year, and if the award is granted to a 162(m) officer, the grant of the award and the establishment of the performance goals will be made during the period required under Internal Revenue Code Section 162(m). Except to the extent restricted under the award agreement relating to the restricted stock, a grantee granted restricted stock will have all of the rights of a stockholder, including the right to vote restricted stock and the right to receive dividends.

Unless otherwise provided in an award agreement, upon the vesting of a restricted stock unit, there will be delivered to the grantee, within 30 days of the date on which such award (or any portion thereof) vests, the number of shares of common stock equal to the number of restricted stock units becoming so vested.

Other Stock-Based Awards.   The 2021 Plan also allows the Compensation Committee to grant “Other Stock-Based Awards,” which means a right or other interest that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Stock. Subject to the limitations contained in the 2021 Plan, this includes, without limitation, (i) unrestricted stock awarded as a bonus or upon the attainment of performance goals or otherwise as permitted under the 2021 Plan, and (ii) a right to acquire stock from us containing terms and conditions prescribed by the Compensation Committee. At the time of the grant of other stock-based awards, the Compensation Committee may place restrictions on the payout or vesting of other stock-based awards that will lapse, in whole or in part, only upon the attainment of performance goals; provided that such performance goals will relate to periods of performance of at least one fiscal year, and if the award is granted to a 162(m) Officer, the grant of the award and the establishment of the performance goals will be made during the period required under Internal Revenue Code Section 162(m). Other Stock-Based Awards may not be granted with the right to receive dividend equivalent payments.

Performance Awards.   Performance awards provide participants with the opportunity to receive shares of our Common Stock, cash or other property based on performance and other vesting conditions. Performance awards may be granted from time to time as determined at the discretion of the Board, or the Compensation Committee (as applicable). Subject to the share limit and maximum dollar value set forth above under “Limits per Participant,” the Board, or the Compensation Committee (as applicable), has the discretion to determine (i) the number of shares of Common Stock under, or the dollar value of, a performance award and (ii) the conditions that must be satisfied for grant or for vesting, which typically will be based principally or solely on achievement of performance goals.

Performance Criteria.   With respect to awards intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m), a committee of “outside directors” (as defined in Internal Revenue Code Section 162(m)) with authority delegated by our Board will determine the terms and conditions of such awards, including the performance criteria. The performance goals for restricted stock awards, restricted stock units, performance awards or other stock-based awards will be based on the attainment of specified levels of, among other metrics, the attainment of certain target levels of, or a specified percentage increase in, revenues, earnings, income before taxes and extraordinary items, net income, operating income, earnings before or after deduction for all or any portion of income tax, earnings before interest, taxes, depreciation and amortization or a combination of any or all of the foregoing.

The performance goals may be based solely by reference to our performance or the performance of one or more of our subsidiaries, parents, divisions, business segments or business units, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The authorized committee of outside directors may also exclude under the terms of the performance awards, the impact of an event or occurrence that the committee determines should appropriately be excluded, including restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, or changes in generally accepted accounting principles or practices.

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Director Compensation

The Company pays each independent director an annual base amount of $25,000. Additionally, our Board makes recommendations for adjustments to an independent director’s compensation when the level of services provided are significantly above what was anticipated.

The table below sets forth, for each non-employee director, the total amount of compensation related to his or her service during the year ended April 30, 2024:

Name	Fees earned or paid in cash ($)	Stock awards ($)	Options awards ($)	All other compensation ($)	Total ($)
William B. Horne	50,000	-	-	-	50,000
Milton C. Ault, III	8,333	-	-	-	8,333
Mark Gustafson	25,000	-	-	-	25,000
Lynne Fahey McGrath	25,000	-	-	-	25,000
Andy H. Woo	25,000	-	-	-	25,000
Jeffrey Oram	25,000	-	-	-	25,000

LEGAL MATTERS

Olshan Frome Wolosky LLP, New York, New York, will pass upon the validity of the securities offered hereby as our counsel.

EXPERTS

The financial statements of Alzamend Neuro, Inc. as of April 30, 2023 and 2022 and for each of the two years in the period ended April 30, 2023 incorporated by reference in this prospectus and registration statement from our Annual Report on Form 10-K for the years ended April 30, 2023 and 2022, have been audited by Baker Tilly US, LLP, an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern), incorporated herein by reference, and have been incorporated in this prospectus and registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the sale of all of the securities that are part of this offering. The documents we are incorporating by reference are as follows:

•	Our Annual Report on Form 10-K for the fiscal year ended April 30, 2023, filed with the SEC on July 27, 2023;

•	Our Quarterly Reports on Form 10-Q for the quarters ended July 31, 2023 filed with the SEC on September 13, 2023, October 31, 2023 filed with the SEC on December 15, 2023 and January 31, 2024 filed with the SEC on March 25, 2024;

•	Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 25, 2024;

•	Our Current Reports on Form 8-K (other than information furnished rather than filed) filed with the SEC on August 7, 2023, August 16, 2023, September 8, 2023, September 29, 2023, October 30, 2023 (Item 5.03 only), January 5, 2024, February 2, 2024, March 7, 2024, March 22, 2024, March 29, 2024, April 30, 2024, May 1, 2024, May 7, 2024 (Item 1.02 only), May 9, 2024, May 9, 2024 (as amended on May 10, 2024), May 13, 2024 and July 8, 2024; and

•	The description of our common stock which is registered under Section 12(b) of the Exchange Act, in our registration statement on Form 8-A, filed on June 11, 2021 (File No. 001-40483), including any amendment or reports filed for the purposes of updating this description.

All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this registration statement and prior to termination of this offering shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents, provided, however, that the registrant is not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

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Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide you, without charge upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus. Requests should be directed to Alzamend Neuro, Inc., 3480 Peachtree Road NE, Second Floor, Suite 103, Atlanta, GA 30326; Tel.: (844) 722-6333; Attention: Mr. Stephan Jackman, Chief Executive Officer. A copy of any and all of the information that has been incorporated by reference in this prospectus may also be accessed on our website at https://ir.alzamend.com/sec-filings.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-1 under the Securities Act, with respect to the securities covered by this prospectus. This prospectus and any prospectus supplement which forms a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the securities covered by this prospectus, please see the registration statement and the exhibits filed with the registration statement. Any statements made in this prospectus or any prospectus supplement concerning legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the Commission for a more complete understanding of the document or matter. A copy of the registration statement and the exhibits filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Commission, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The Commission also maintains an internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the website is http://www.sec.gov.

We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read, without charge, and copy the documents we file at the Commission’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the Commission and paying a fee for the copying cost. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the Commission are available to the public at no cost from the SEC’s website at http://www.sec.gov.

The reports and other information filed by us with the Commission are also available at our website, www.alzamend.com. Information contained on our website or that can be accessed through our website is not incorporated by reference into this prospectus or any prospectus supplement and should not be considered to be part of this prospectus or any prospectus supplement.

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ALZAMEND NEURO, INC.

125,000,000 Shares of Common Stock

PROSPECTUS

July 9, 2024